Exhibit 99.1

For Immediate Release

WEST FRASER ANNOUNCES SENIOR LEADERSHIP CHANGES

VANCOUVER, B.C., December 7, 2021 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today the following management changes:

•	Sean McLaren, currently the Company’s President, Solid Wood, will become the Company’s Chief Operating Officer,

•	Kevin Burke, currently the Company’s Vice-President, North American Engineered Wood Products and Renewable Energy, will become the Company’s Senior Vice-President, Wood Products,

•	Keith Carter, currently the Company’s Vice-President, Western Canada Operations, will become the Company’s Senior Vice-President, Western Canada and,

•	Alan McMeekin, currently the Company’s Vice-President, European Engineered Wood Products, will become the Company’s Senior Vice-President, Europe.

“These changes further strengthen our management capacity and prepare us for continued success. I am delighted that each of these senior leaders has agreed to take on additional responsibilities within the company,” said Ray Ferris, President and Chief Executive Officer.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to changes in the Company’s management. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com